December 21, 2011

Via EDGAR and Hand Delivery

Ms. Julia Griffith
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:
Southwest Royalties Institutional Income Fund VII-B, L.P.
Schedule 13E-3, File No. 005-46853
Preliminary Proxy Statement on Schedule 14A, File No. 033-11576

Dear Ms. Griffith:

        On December 2, 2011, I furnished to you drafts of the following documents on behalf of Southwest Royalties, Inc., a Delaware corporation ("SWR"), Clayton Williams Energy, Inc., a Delaware corporation and the sole stockholder of SWR ("CWEI"), and Southwest Royalties Institutional Income Fund VII-B, L.P., a Delaware limited partnership (the "Partnership" and together with SWR and CWEI, the "Filing Persons"):

1.
Draft letter to the Securities and Exchange Commission regarding the comment letter from the Staff of the Securities and Exchange Commission dated November 21, 2011 addressed to Michael L. Pollard, Senior Vice President of SWR (the "Comment Letter");

2.
Draft Amendment No. 2 to the above referenced Schedule 13E-3 containing changes to respond to the Staff's comments in the Comment Letter to such Schedule 13E-3; and

3.
Draft Amendment No. 2 to the above referenced Preliminary Proxy Statement on Schedule 14A containing changes to respond to the Staff's comments in the Comment Letter to such Preliminary Proxy Statement on Schedule 14A.

        During our telephone conference on December 13, 2011, the Staff verbally reissued its comments in paragraphs 8, 9 and 10 of the Comment Letter relating to the above referenced Preliminary Proxy Statement on Schedule 14A. On behalf of the Filing Persons, attached is an excerpt from revised draft Amendment No. 2 to the above referenced Preliminary Proxy Statement on Schedule 14A. The excerpt provides additional disclosure in response to the Staff's December 13, 2011 reissuance of its comments in paragraphs 8, 9 and 10 from the Comment Letter.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh Shanghai Tokyo Washington	2801 Via Fortuna, Suite 100 Austin, TX 78746-7568 Tel +1.512.542.8400 Fax +1.512.542.8612 www.velaw.com

December 21, 2011 Page 2

        After you have had the opportunity to review the attached excerpt, please contact me to discuss any additional questions or comments you may have. Although the Filing Persons believe they have addressed each of the Staff's comments in paragraphs 8, 9 and 10 of the Comment Letter, they would like the opportunity to consider and address any additional comments the Staff may have to the documents before they are finalized and filed with the Securities and Exchange Commission.

        SWR, CWEI and the other Public Partnerships identified in the Comment Letter are separately preparing Amendments No. 2 to the other Schedule 13E-3s and Preliminary Proxy Statements identified in the Comment Letter. When finalized and filed with the Securities and Exchange Commission, those Amendments will reflect the applicable changes made to the Amendments being transmitted to you today.

Respectfully submitted,
/s/ Milam F. Newby
Milam F. Newby
Attachment
cc:	Michael L. Pollard, Southwest Royalties, Inc. William R. Volk, Vinson & Elkins L.L.P.